Burnet,
Duckworth
& Palmer LLP
Law Firm

07028015

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-19

Via Courier

November 5, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company") - File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed is a Press Release dated November 5, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

Keith A. Greenfield

Enclosures

cc: Peter Scott
Rock Energy Inc.

PROCESSED
NOV 2 0 2007
THOMSON
FINANCIAL

11/19

G:\058383\0019\Letter to Sec and Exch Comm 09.doc

File No. 82-34785

rockenergy

Rock Energy Announces New Royalty Changes Have Negligible Impact on Existing Reserves, Estimates Net Asset Value at $4.40 per Share

November 5, 2007

Rock Energy Inc. RE- TSX ("Rock") has assessed the impact of the conventional oil and gas royalty changes announced by the Government of Alberta on October 25, 2007 and determined they have negligible impact on the company's reserve value or estimated 2009 corporate royalty rate.

Management has updated our December 31, 2006 and July 1, 2007 Greenbank reserve reports from GLJ Petroleum Consultants Ltd. ("GLJ") for production and activities since the date of those reports and applied GLJ's October 1, 2007 price forecast. The updated reports were then run against the existing royalty regime and the new royalty regime announced October 25, 2007.

The results of our analysis indicate that the value of reserves increase 1% if the royalty changes announced become effective January 1, 2009 versus the existing royalty regime. The new royalty regime is sensitive to both productivity rate per well and commodity prices and the positive result occurs due to the company's heavy oil base (which has a lower reference price than light oil), the production profile of some of our gas wells, our freehold production base (particularly at Medicine River), and lower gas prices contained in the GLJ October 1, 2007 price forecast. The resulting royalty rate in 2009 for the company increased by less than 1% across various reserve classifications. The actual royalty rate in 2009 will ultimately be determined by actual prices and results of activities. Rock is involved in several high impact gas plays that would attract a higher royalty rate but also qualify for the proposed deep gas royalty program, and if successful could affect this analysis. We are currently reviewing our capital program and determining the impact the new royalty regime will have on our current inventory of prospects and future drilling plans.

Management estimates net asset value of Rock at September 30, 2007 to be $4.40 per basic share. This value is based on reserves under the new royalty regime and using GLJ's October 1, 2007 price forecast indicated above, net undeveloped land base of 65,000 acres valued at $200 per acre (which is below our cost base) less negative working capital of $26.2 million (which includes the Greenbank debt). We have not included any value for seismic data in this evaluation.

Advisory

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are

reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable securities law.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO
(403) 218-4380

or

Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380

END